---------------------
                                                   |    OMB APPROVAL     |
                                                   |---------------------|
                                                   |OMB NUMBER: 3235-0145|
                    UNITED STATES                  |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION        |      AUGUST 31, 1999|
               Washington, D.C.  20549             |ESTIMATED AVERAGE    |
                                                   |BURDEN HOURS         |
                                                   |PER RESPONSE ...14.90|
                                                   |---------------------|


                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. )*

                         PRICELINE.COM INCORPORATED
 ----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.008 PER SHARE
 ----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                741503 10 6
 ----------------------------------------------------------------------------
                               (CUSIP Number)

                               APRIL 1, 1999
 ----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     (   )  Rule 13d-1(b)

     ( X )  Rule 13d-1(c)

     (   )  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13G

     CUSIP No. 741503 10 6
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Richard S. Braddock
     -----------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY

     -----------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
     -----------------------------------------------------------------
                                     (5)  SOLE VOTING POWER
           NUMBER OF                      18,334,125
            SHARES                 ___________________________________
         BENEFICIALLY                (6)  SHARED VOTING POWER
           OWNED BY                       0
             EACH                  ___________________________________
           REPORTING                 (7)  SOLE DISPOSITIVE POWER
            PERSON                        18,334,125
             WITH                  ___________________________________
                                     (8)  SHARED DISPOSITIVE POWER
                                          0
     -----------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,334,125
     -----------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)               (  )
     -----------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            12.9% (1)

----------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (See Instructions)

            IN

----------------------------------------------------------------------

--------------------
 (1) Based upon an aggregate of 142,320,427 shares of priceline.com Incorporated common stock outstanding as reported in priceline.com Incorporated's prospectus filed with the Securities and Exchange Commission on March 29, 1999.




Item 1.

      (a)   Name of Issuer:

            priceline.com Incorporated (the "Company")

      (b)   Address of Issuer's Principal Executive Offices:

            Five High Ridge Park
            Stamford, Connecticut 06905


Item 2.

      (a)   Name of Person Filing:

            Richard S. Braddock

      (b)   Address of Principal Business Office:

            Five High Ridge Park
            Stamford, Connecticut 06905

      (c)   Citizenship:

            United States

      (d)   Title of Class of Securities:

            Common Stock, par value $0.008 per share

      (e)   CUSIP Number:

            741503 10 6


Item 3.

      Not applicable.


Item 4.

      (a)   Amount beneficially owned:

            18,334,125

      (b)   Percent of class:

            12.9% (1)

      (c)   Number of shares as to which Mr. Braddock has:

            (i)     Sole power to vote or to direct the vote:

                    18,334,125 shares

            (ii)    Shared power to vote or to direct the vote:

                    0 shares

            (iii)   Sole power to dispose or to direct the disposition of:

                    18,334,125 shares

            (iv) Shared power to dispose or to direct the disposition of:

                    0 shares

-------------------------

 (1) Based upon an aggregate of 142,320,427 shares of the Company's common stock outstanding as reported in the Company's prospectus filed with the Securities and Exchange Commission on March 29, 1999.


Item 5.

      Not applicable.


Item 6.

      Not applicable.


Item 7.

      Not applicable.


Item 8.

      Not applicable.


Item 9.

      Not applicable.


Item 10.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                              SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 12, 1999.


                              RICHARD S. BRADDOCK


                              By: /s/ Richard S. Braddock
                              ------------------------------------
                              Name: Richard S. Braddock